SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*



                         Allstate Financial Corporation
    ------------------------------------------------------------------------

                                (Name of Issuer)

                         Common Stock, without par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02001102
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                              John W. Griffin, Esq.
                          Duane, Morris & Heckscher LLP
                               1667 K Street, N.W.
                              Washington, DC 20006
                                 (202) 776-7800

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              See Explanatory Note
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No:  020011102

--------------------------------------------------------------------------------
1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
Persons (entities only)   Eugene Haskin
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    ......................................................................
(b)    ......................................................................
--------------------------------------------------------------------------------
3) SEC Use Only  ............................................................
--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
 .............................................................................
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------
Number of Shares        7) Sole Voting Power  240,500
Beneficially            ________________________________________________________
Owned                   8) Shared Voting Power  ...............................
by Each                 ________________________________________________________
Reporting               9) Sole Dispositive Power  240,500
Person                  ________________________________________________________
With                    10) Shared Dispositive Power  .........................
                        --------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person  240,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  ...........................................................
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  10.37%

14) Type of Reporting Person (See Instructions)  IN


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

                                Explanatory Note



     Due to a misinterpretation  of the applicability to the Reporting Person of
Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Act") and the rules promulgated thereunder, the Reporting Person has not previously filed a Schedule 13D or Schedule 13G with respect to shares of common stock, no par value (the "Common Stock") of Allstate Financial Corporation (the "Company") beneficially owned by the Reporting Person.


     The Reporting Person was a co-founder of the Company in 1982. In 1989, the Company completed an initial public offering of its Common Stock, which is currently registered pursuant to Section 12(g) of the Act.


     The Reporting Person has been a director and/or executive officer of the Company since its initial public offering. As such, information with respect to the Reporting Person's beneficial ownership of the Common Stock has been disclosed in the Company's annual proxy statements and reports on Form 10-KSB. In addition, the Reporting Person believes he has complied in all material respects with his filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Person believes that all material information concerning the Reporting Person's beneficial ownership of the Company's Common Stock has been previously disclosed.


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

Item 1. Security and Issuer


     This statement on Schedule 13D (the "Statement") relates to shares of the common stock, without par value (the "Common Stock") of Allstate Financial Corporation (the "Issuer"), whose principal executive offices are located at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.

Item 2. Identity and Background

         a.   Eugene Haskin
         b.   4000 Island Boulevard
              N. Miami Beach, Florida 33160
         c. Chairman of the Board of the Issuer, a specialized commercial finance company, whose principal executive offices are located at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.
         d.   None
         e.   None
         f.   United States of America


Item 3. Source and Amount of Funds or Other Consideration

     The acquisitions were financed with the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

     The Reporting Person co-founded the Issuer in 1982 and acquired all shares of the Issuer beneficially owned by the Reporting Person prior to the Issuer's initial public offering in 1989.

     On March 12, 1998, the Board of Directors of the Issuer (of which the Reporting Person is a member) voted to reduce the size of the Issuer's Board of Directors to five (5), effective at the Annual Meeting of Shareholders to be held on May 12, 1998 (the "Annual Meeting"), and on March 26, 1998, the Board of Directors of the Issuer voted to nominate the following persons for election to the Board: Craig Fishman, Alan L. Freeman, Jack C. Troia, John V. Pollock and David P. Bindeman. The Reporting Person intends to vote all shares beneficially owned by him for such nominees at the Annual Meeting.


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

     Except as set forth above or elsewhere herein, the Reporting Person has no plans or proposals which relate to or would result in:

     a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j. Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     a. The Reporting Person beneficially owns 240,500 shares of Common Stock (or 10.375% based on the number of outstanding shares as of March 25, 1998).

     b. The Reporting Person has the sole power to vote and sole power to dispose of 240,500 shares.

     c. The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days.


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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.



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

                                   Signatures


     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Eugene Haskin
                                            ------------------------------------
                                            Eugene Haskin





Date:  March 27, 1998


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